Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

(1) RESIGNATION OF DIRECTOR AND CHANGE OF AUTHORISED REPRESENTATIVE

(2) CHANGE OF MEMBERS OF THE BOARD COMMITTEES

(3) PROPOSED ELECTION AND APPOINTMENT OF DIRECTOR

(4) RE-DESIGNATION OF DIRECTOR

(5) PROPOSED ELECTION AND APPOINTMENT OF SUPERVISORS

(6) PROPOSED AMENDMENTS TO THE BUSINESS SCOPE

AND

(7) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

1. Resignation of Director and Change of Authorised Representative

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”, together with its subsidiaries, the “Group”) hereby announces that, due to his age, Mr. Liu Yuezhen (“Mr. Liu”) has tendered his resignation and ceased to hold the position of a non-executive director of the Company (“Director”) with immediate effect. Meanwhile, Mr. Liu ceased to hold the position as a member of the audit committee and the examination and remuneration committee of the Board, and ceased to serve as an authorised representative of the Company (the “Authorised Representative”) under Rule 3.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Mr. Liu has confirmed that he has no disagreement with the Company and the Board during his term of office and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company (the “Shareholders”).

Mr. Liu has been diligent, dedicated and meticulous at work since appointment and made significant contributions to the Company’s business development, value improvement and shareholder returns. The Board would like to express its sincere gratitude to Mr. Liu for his contribution.

The Board also announces that, Mr. Huang Yongzhang, a Director, was appointed as the Authorised Representative with immediate effect. Currently, the Authorised Representatives are Mr. Huang Yongzhang and Mr. Chai Shouping.

2. Change of Members of the Board Committees

The Board hereby announces that, in consideration of the role and expertise of each Director, the members of examination and remuneration committee of the Board have been adjusted to: Ms. Elsie Leung Oi-sie as chairman, Mr. Duan Liangwei and Mr. Tokuchi Tatsuhito as members.

Following the resignation of Mr. Liu, the number of members of the audit committee of the Board decreased from three to two, falling below the minimum number required under Rule 3.21 of the Listing Rules. In this regard, the Company will use its best endeavor to identify suitable candidate to fill the vacancy as soon as practicable.

The chairmen and members of other Board committees remained unchanged.

3. Proposed Election and Appointment of Director

The Board hereby announces that the Board has proposed to elect and appoint Mr. Xie Jun (“Mr. Xie”) as a Director. The Proposed Election and Appointment of Director will be submitted to the Shareholders for review and approval by way of ordinary resolution at the 2021 annual general meeting (the “AGM”).

The biographical details of Mr. Xie are set out below:

Mr. Xie Jun, aged 54, is a member of the Party committee and Vice President of China National Petroleum Corporation (“CNPC”). Mr. Xie is a professor-level senior engineer and holds a bachelor’s degree, who has rich working experience in China’s petroleum and natural gas industry. He served as the vice president of Southwest Oil and Gas Field Branch in August 2013, the executive vice president of Southwest Oil and Gas Field Branch in July 2018, and the secretary of the Party committee and president of Southwest Oil and Gas Field Branch in November 2019. Mr. Xie served as the general manager of the Planning Department of the Company in August 2020, and concurrently the general manager of the Planning Department of CNPC. In April 2021, he served as the general manager (director) of the Development Planning Department (the Office of External Cooperation and the Office of New Energy and New Materials Development) of the Company and concurrently the general manager (director) of the Development Planning Department (the Office of External Cooperation and the Office of New Energy and New Materials Development) of CNPC. In January 2022, he served as a member of the Party committee and Vice President of CNPC. He concurrently served as the director of CNPC Consulting Centre in March 2022.

Save as disclosed above, as at the date of this announcement, Mr. Xie (i) does not hold any directorship in any other listed companies in the past three years; (ii) has no relationship with any other Director, supervisor, senior management, substantial Shareholder (as defined in the Listing Rules) or controlling Shareholder (as defined in the Listing Rules) of the Company; and (iii) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Save as disclosed above, as at the date of this announcement, there is no information on Mr. Xie that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

The term of Mr. Xie’s appointment as a director of the Company shall commence upon the approval by the Shareholders and shall end with the eighth session of the Board. The director’s emoluments will be fixed by the Board pursuant to the authorisation granted by the Shareholders by reference to the director’s duties, responsibilities and performance and the results of the Group.

4. Re-Designation of Director

The Board hereby announces that, in accordance with the articles of association of the Company (the “Articles of Association”), the Board appointed Mr. Jiao Fangzheng (“Mr. Jiao”) as the Chief Geologist of the Company, and resolved to re-designate Mr. Jiao from non-executive Director to executive Director, with immediate effect.

The biographical details of Mr. Jiao are set out below:

Mr. Jiao Fangzheng, aged 59, is a Director and the Chief Geologist of the Company, and concurrently a member of the Party committee and Vice President of CNPC. Mr. Jiao is a professor-level senior engineer with a doctorate degree and has rich working experience in China’s petroleum and petrochemical industry. In January 1999, he was appointed as the chief geologist in Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation (the “Sinopec Group”). In February 2000, he was appointed as the vice president and chief geologist of Zhongyuan Oilfield Company of China Petroleum & Chemical Corporation (“Sinopec Corp.”). In July 2000, he was appointed as the deputy director general and a member of the Party committee of Petroleum Exploration & Development Research Institute of Sinopec Corp. In March 2001, he was appointed as the deputy director general of Oilfield Exploration & Production Department of Sinopec Corp. In June 2004, he was appointed as the director general and deputy secretary to the Party committee of Northwest Petroleum Bureau of Sinopec Group, and the president of Northwest Branch Company of Sinopec Corp. In October 2006, he was appointed as the vice president of Sinopec Corp. In July 2010, he concurrently served as the director general of Exploration & Production Department of Sinopec Corp. In July 2014, he was appointed as a member of the Party committee and the vice president of Sinopec Group. In September 2014, he concurrently served as the chairman of the board of directors of Sinopec Oilfield Service Corporation. In May 2015, he concurrently served as a director and the senior vice president of Sinopec Corp. In June 2018, he served as a member of the Party committee and Vice President of CNPC. In June 2019, Mr. Jiao was appointed as a Director of the Company and in April 2022 he was appointed as the Chief Geologist of the Company.

Save as disclosed above, as at the date of this announcement, Mr. Jiao (i) does not hold any directorship in any other listed companies in the past three years; (ii) has no relationship with any other Director, supervisor, senior management, substantial Shareholder (as defined in the Listing Rules) or controlling Shareholder (as defined in the Listing Rules) of the Company; and (iii) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Save as disclosed above, as at the date of this announcement, there is no information on Mr. Jiao that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

Pursuant to the authorization granted by the general meeting and/or the Articles of Association, and the emoluments and remuneration receivable by Mr. Jiao as a Director and as the Chief Geologist of the Company will be fixed by the Board.

5. Proposed Election and Appointment of Supervisors

The supervisory committee of the Company (the “Supervisory Committee”) hereby announces that, after being reviewed and approved at the meeting of the Supervisory Committee, the Supervisory Committee has proposed to elect and appoint Mr. Cai Anhui, Mr. Xie Haibing, Ms. Zhao Ying, and Mr. Cai Yong (collectively, the “Supervisor Candidates”) as shareholder representative supervisors of the Company (the “Proposed Election and Appointment of Supervisors”). The Proposed Election and Appointment of Supervisors will be submitted to the Shareholders for review and approval by way of ordinary resolution at the AGM.

The biographical details of the Supervisor Candidates are set out below:

Mr. Cai Anhui, aged 52, is a professor-level senior accountant, a professor-level senior engineer and holds a doctorate degree. He served as the chief financial officer of China Aluminum International Engineering Co., Ltd. in April 2004, and concurrently as the deputy general manager of China Aluminum International Technology Development Co., Ltd. in September 2006. He served as the secretary of the Party committee and the deputy general manager of Guiyang Aluminum & Magnesium Design Institute Co., Ltd. in March 2011, the executive director and the general manager of Chinalco Finance Company Limited in December 2012, the secretary of the Party committee, the chairman and the general manager of Chinalco Capital Holdings Co., Ltd. and the chairman of Chinalco Finance Co., Ltd. in August 2015. He served as an assistant to the general manager of Aluminum Corporation of China in June 2018, a member of the Party committee and the chief accountant of China Energy Investment Corporation in December 2019. He served as a member of the Party committee and the Chief Accountant of CNPC in March 2022.

Mr. Xie Haibing, aged 51, is a professor-level senior economist and holds a doctorate degree. He served as the director of information of Karamay City Commercial Bank in June 2009, the director of information of Bank of Kunlun Co., Ltd. in September 2010, the vice president of Bank of Kunlun Co., Ltd. in November 2013. He served as the deputy general manager of the Finance Department of the Company, and concurrently the deputy general manager of the Finance Department of CNPC in May 2016. He served as deputy head of the preparatory team of the Shared Service Center of CNPC in October 2018, and he served as the general manager of CNPC Shared Operation Co. LTD in March 2020. He served as the general manager of the Finance Department of the Company and concurrently the general manager of the Finance Department of CNPC in August 2020. He served as the assistant to the general manager of CNPC, and concurrently served as the chairman of CNPC Capital Company Limited and the chairman of CNPC Kunlun Capital Company Limited in April 2021.

Ms. Zhao Ying, aged 54, is a professor-level senior economist and holds a bachelor’s degree. She served as the general counsel of China National Oil Exploration and Development Corporation in April 2009. She served as the general counsel of PetroChina overseas exploration and development branch (Exploration and Development Corporation) in November 2009. She served as the deputy general manager of PetroChina Kazakhstan Company in December 2015. She served as the deputy general manager of PetroChina Middle Asia Company in July 2017. She served as the deputy general manager in October 2018 and the deputy secretary of the Party committee in January 2019 of China National Oil and Gas Exploration and Development Corporation. She served as the general manager of the Legal Affairs Department of the Company and concurrently as the general manager of the Legal Affairs Department of CNPC in October 2020. She served as the general manager of the Legal and Enterprise Reform Department of the Company and concurrently the general manager of the Legal and Enterprise Reform Department of CNPC in April 2021. She served as the general counsel of CNPC in March 2022.

Mr. Cai Yong, aged 47, is a senior economist and holds a master’s degree. He served as the chief accountant of PetroChina Middle East Company in March 2016. He served as the general manager of the Finance, Tax and Price Department of the Company, and concurrently the general manager of the Finance, Tax and Price Department of CNPC in April 2018. He served as the general manager of the Funding Department of the Company, and concurrently the general manager of the Funding Department of CNPC in October 2018. He served as the general manager of the Finance Department of CNPC from April 2021.

Save as disclosed above, as at the date of this announcement, none of the Supervisor Candidates set out above (i) has held any directorship in any other listed companies in the past three years; (ii) has any relationship with any other Director, supervisor, senior management, substantial Shareholder (as defined in the Listing Rules) or controlling Shareholder (as defined in the Listing Rules); or (iii) has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, as at the date of this announcement, there is no information on any of the Supervisor Candidates that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

The term of the Supervisor Candidates shall commence upon the approval by the Shareholders and shall end with the eighth session of the Supervisory Committee. Their emoluments will be fixed by the Board pursuant to the authorization granted by the Shareholders by reference to the supervisors’ duties, responsibilities and performance and the results of the Group.

6. Proposed Amendments to the Business Scope

The Board hereby announces that, in accordance with the requirements of the State Administration for Market Regulation on the specification of the business scope and the needs of the Company’s new energy and new materials development strategy, the Board has considered and approved the resolution on amendments to the business scope of the Company, which proposed to making adjustments on the business scope of the Company (the “Proposed Amendments to the Business Scope”). Details of the newly added business scope are set as follows.

(i)

Newly added business scope regarding the new energy: the generation of electricity power, the transmission of electricity power, the supply (distribution) of electricity power, the supply of electricity power; the exploitation of geothermal resources, the research and development of emerging energy technology, the heating supply services, the cooling supply services; the research and development of technology of carbon emission reduction, carbon conversion, carbon capture and carbon sequestration; the manufacture of battery, the sales of hydrogen fueling and hydrogen storage facilities for stations; the sales of vehicle electricity charging, the centralized fast charging stations, the operation of electric vehicle charging infrastructures, the sales of electrical accessories of new energy vehicles, the sales of batteries, the sales of battery replacement facilities of new energy vehicles, the operation of gas fueling for gas vehicles.

(ii)

Newly added business scope regarding the new materials: the research and development of new materials technology, the promotion services of new materials technology, the manufacture of synthetic materials (excluding hazardous chemicals), the sales of synthetic materials; the manufacture of engineering plastics and synthetic resin, the sales of engineering plastics and synthetic resin, the manufacture of synthetic fiber, the sales of synthetic fiber, the manufacture of new membrane materials, the sales of new membrane materials, the sales of high-quality synthetic rubber, the manufacture of high-performance fiber and composite materials, the sales of high-performance fiber and composite materials, the manufacture of bio-based materials, the sales of bio-based materials, the manufacture of graphite and carbon products, the sales of graphite and carbon products, the sales of graphene materials, the manufacture of electronic special materials, the sales of electronic special materials, the research and development of electronic special materials; the research and experimental development of engineering and technology.

For other details of the Proposed Amendments to the Business Scope, please refer to the Appendix to this announcement.

The Proposed Amendments to the Business Scope are subject to the satisfaction of the following conditions:

(i)	a special resolution passed by the Shareholders at the AGM to approve the Proposed Amendments to the Business Scope; and

(ii)	all the necessary approval, authorization, filing and/or registration obtained from the relevant authorities for the Proposed Amendments to the Business Scope.

The amended business scope of the Company will take effect upon satisfaction of the above conditions.

7. Proposed Amendments to the Articles of Association

In view of the Proposed Amendments to the Business Scope, the Board proposed to amend Article 11 of the Articles of Association (the “Proposed Amendments to the Articles of Association”).

The resolution on the Proposed Amendments to the Business Scope and the Proposed Amendments to the Articles of Association will be submitted to the Shareholders for review and approval by way of special resolution at the AGM.

For details of the Proposed Amendments to the Articles of Association, please refer to the Appendix of this announcement.

The Company confirms that the Proposed Amendments to the Articles of Association will not affect the existing business and operation of the Company.

A supplemental notice and a supplemental circular of the AGM containing, among others, the details of the Proposed Election and Appointment of Director, the Proposed Election and Appointment of Supervisors, the Proposed Amendments to the Business Scope and the Proposed Amendments to the Articles of Association will be dispatched to the Shareholders in due course.

By order of the Board

PetroChina Company Limited

Company Secretary

Chai Shouping

Beijing, the PRC

29 April 2022

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei as non-executive Director; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

Appendix

Current Article	Article after the Proposed Amendments

Article 11 The Company’s scope of business includes:

Licensed business: the exploration, exploitation and sales of resources including crude oil, natural gas, coalbed methane, shale gas, shale oil and gas hydrate; the exploration, exploitation and usage of geothermal; the storage and sale of crude oil; the storage and sale of refined oil; the production of dangerous chemicals; the sale of food (including food and beverages, but limited to branches with food hygiene license); the sale of tobacco (but limited to branches with tobacco franchised retailing license); retail of prepackaged food, dairy products and health products; business undertakings in gas and hazardous chemicals; fixed and skid-mounted gasoline stations as well as LPG stations; provision of lodgings; retail of books, newspapers, periodicals, electronic publications and audio-visual products; water and land transportation; manufacture and sale of food additives; manufacture and sale of nonwoven fabrics; value-added telecommunication services, online platform, online information services, online data services, and online wholesale and retail services.

Article 11 The Company’s scope of business includes:

Licensed business: the exploration of mineral resources, mineral processing, the exploitation of onshore oil and natural gas, the exploitation of offshore oil, the exploitation of offshore natural gas; the exploitation of geothermal resources, the heating supply services, the cooling supply services; the business undertakings of gas; the wholesale of crude oil, the storage of crude oil; the wholesale of refined oil, the storage of refined oil, the retails of refined oil; the production of hazardous chemicals, the storage of hazardous chemicals, the business undertakings of hazardous chemicals; the generation of electricity power, the transmission of electricity power, the supply (distribution) of electricity power, the supply of electricity power; waterway ordinary cargo transportation, roadway cargo transportation (excluding hazardous cargo), roadway hazardous cargo transportation; project construction; the pipeline storage and transportation of petroleum and natural gas; the production of food additives; the production of medical devices of Class II; the services of accommodation; the retail of publications; the reproduction of audio-visual products, the copy of audio-visual products; the information services of Internet.

General business: the production, sale and warehousing of refined oil, petrochemical and chemical products; import and export; the construction and operation of oil and natural gas pipelines; the technical development, consultation and service for oil exploration and production, petrochemistry and related engineering; the sale of materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines construction; the sale and warehousing of lubricating oil, fuel oil, bitumen, chemical fertilizers, auto parts, commodities and agricultural materials; and the lease of premises, machines and equipment. Retail of textiles and clothing, stationery and sports goods, hardware, furniture, electrical and electronic products, rechargeable cards, birth control products, as well as industrial safety products; acting as an agent for lottery services, payment services (for public utilities such as payments of water and electricity bills), ticketing, transportation and vehicle weighing; advertising.

General business: the production of chemical products (excluding licensed chemical products), the sales of chemical products (excluding licensed chemical products); the production of fertilizer, the sales of fertilizer; the sales of food additives; the production of petroleum products (excluding hazardous chemicals), the sales of petroleum products (excluding hazardous chemicals); the processing of lubricating oil (excluding hazardous chemicals), the production of lubricating oil (excluding hazardous chemicals), the sales of lubricating oil; the onshore pipeline transportation, the submarine pipeline transportation; engineering technical services (excluding planning management, exploration, design and supervision), the project management services, the technical services of petroleum and natural gas; the research and development of technology of carbon emission reduction, carbon conversion, carbon capture and carbon sequestration; the research and development of emerging energy technology, the research and development of new materials technology, the promotion services of new materials technology; the technology services, the technology development, the technology consultation, the technology communication, the technology transfer, the technology promotion; the manufacture of batteries, the sales of hydrogen fueling and hydrogen storage facilities for stations; the sales of vehicle electricity charging, the centralized fast charging stations, the operation of electric vehicle charging infrastructures, the sales of electrical accessories of new energy vehicles, the sales of batteries, the sales of battery replacement facilities of new energy vehicles; the operation of gas fueling for gas vehicles; the manufacture of synthetic materials (excluding hazardous chemicals), the sales of synthetic materials; the manufacture of engineering plastics and synthetic resin, the sales of engineering plastics and synthetic resin; the manufacture of synthetic fiber, the sales of synthetic fiber; the manufacture of new membrane materials, the sales of new membrane materials; the sales of high-quality synthetic rubber; the manufacture of high-performance fiber and composite materials, the sales of high-performance fiber and composite materials; the manufacture of bio-based materials, the sales of bio-based materials; the manufacture of graphite and carbon products, the sales of graphite and carbon products; the sales of graphene materials; the manufacture of electronic special materials, the sales of electronic special materials, the research and development of electronic special materials; the research and experimental development of engineering and technology. The sales of pipeline transportation equipment; the repairment and maintenance of automobiles; the retail of automobile spare parts; the sales of commodity; the sales of agricultural machinery; the sales of medical devices of Class II; the import and export of goods, the import and export of technology, the custom clearance business; the domestic freight agency, the international freight agency, the international marine freight agency, domestic charter agency, international charter agency; the provision of accommodation; the sales of food (pre-packaged food only), the sales of food, the sales of agricultural and sideline products, the retail of tobacco products, the retail of electronic cigarette; the retail of publications, the lease of audio-visual products; the lease of non-residential real property, the lease of residential real property, the lease of machinery; the retail of clothing and accessory, the retail of sport usable and equipment, the wholesale of stationery goods, the retail of stationery goods, the wholesale of hardware goods, the retail of hardware goods, the sales of furniture, the sales of furniture spare parts, the sales of construction materials, the retail of daily household appliances, the sales of household appliances, the sales of electronic products, the wholesale of daily necessities, the sales of daily necessities, the sales of hygiene products and single-use medical products, the sales of labor protection supplies, the sales agency of single-use commercial prepaid card; sales agency; the ticket agency services; the electronic weighing services; the production, design, agency and publication of advertisement; the professional cleaning, washing and disinfection services.

For items required to be approved by laws, operations may be conducted only upon and with the approval of relevant authorities.

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The Company may, according to the demand in the domestic and international markets, the Company’s development ability and the requirements of its business, adjust its scope of business in accordance with the laws.

Subject to and in compliance with laws and administrative regulations of the People’s Republic of China (“PRC”), the Company has the rights to raise and borrow money, which includes (without limitation) the rights to borrow money, issue debentures, mortgage or pledge all or part of the Company’s interests and to provide guarantees of various forms for the debts of third parties (including, without limitation, subsidiaries or associated companies of the Company) under different circumstances.

For items required to be approved by laws, operations may be conducted only upon and with the approval of relevant authorities.

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The Company may, according to the demand in the domestic and international markets, the Company’s development ability and the requirements of its business, adjust its scope of business in accordance with the laws.

Subject to and in compliance with laws and administrative regulations of the People’s Republic of China (“PRC”), the Company has the rights to raise and borrow money, which includes (without limitation) the rights to borrow money, issue debentures, mortgage or pledge all or part of the Company’s interests and to provide guarantees of various forms for the debts of third parties (including, without limitation, subsidiaries or associated companies of the Company) under different circumstances.